                                                                    EXHIBIT 12.2

                          ARCHSTONE COMMUNITIES TRUST
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED SHARE DIVIDENDS

                         (Dollar amounts in thousands)

                                  (Unaudited)


                                                   Three Months Ended
                                                       March 31,                    Twelve Months Ended December 31,
                                             ------------------------------    -------------------------------------------
                                               2000       1999       1999        1998      1997(1)      1996        1995
                                             -------    -------    --------    --------    -------    --------    --------
Earnings from operations.................... $43,197    $39,668    $169,339    $134,571    $24,686    $ 94,089    $ 81,696
Add:
  Interest expense..........................  34,202     27,018     121,494      83,350     61,153      35,288      19,584
                                             -------    -------    --------    --------    -------    --------    --------

Earnings as adjusted........................ $77,399    $66,686    $290,833    $217,921    $85,839    $129,377    $101,280
                                             =======    =======    ========    ========    =======    ========    ========
Combined fixed charges and Preferred Share
  dividends:
   Interest expense......................... $34,202    $27,018    $121,494    $ 83,350    $61,153    $ 35,288    $ 19,584
   Capitalized interest.....................   6,570      8,838      31,912      29,942     17,606      16,941      11,741
                                             -------    -------    --------    --------    -------    --------    --------

     Total fixed charges....................  40,772     35,856     153,406     113,292     78,759      52,229      31,325
                                             -------    -------    --------    --------    -------    --------    --------
  Preferred Share dividends.................   6,431      5,691      23,731      20,938     19,384      24,167      21,823
                                             -------    -------    --------    --------    -------    --------    --------
Combined fixed charges and Preferred Share
  dividends................................. $47,203    $41,547    $177,137    $134,230    $98,143    $ 76,396    $ 53,148
                                             =======    =======    ========    ========    =======    ========    ========
Ratio of earnings to combined charges and
  Preferred Share dividends.................     1.6        1.6         1.6         1.6        0.9         1.7         1.9
                                             =======    =======    ========    ========    =======    ========    ========


(1) Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring the management companies from an affiliate. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Share dividends by $12.3 million. Excluding this charge, the ratio of earnings to combined fixed charges and Preferred Share dividends for the year ended December 31, 1997 would be 1.6.